

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2014

<u>Via E-mail</u>
Jeffrey C. Campbell
Executive Vice President and Chief Financial Officer
American Express Company
200 Vesey Street
New York, New York 10285

      Re: American Express Company
               Form 10-K for the Fiscal Year Ended December 31, 2013
               Filed February 25, 2014
               File No. 1-07657

Dear Mr. Campbell:

      We refer you to our comment letter dated October 31, 2014, regarding business contacts with Cuba, Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Cecilia Blye

                             Cecilia Blye, Chief
                             Office of Global Security Risk

cc: Suzanne Hayes
       Assistant Director
       Division of Corporation Finance